Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces operational updates at Bald Mountain, Tasiast and Maricunga

Toronto, Ontario – August 25, 2016 – Kinross Gold (TSX: K, NYSE: KGC) announced today operational updates at its Bald Mountain mine in Nevada, Tasiast mine in Mauritania and Maricunga mine in Chile.

Bald Mountain

At Bald Mountain, the Company has received a record of decision from the U.S. Bureau of Land Management to allow for increased exploration activities and the mine’s potential expansion.

The decision allows the Company to expand existing mine facilities and provides significant flexibility for future growth, such as additional heap leach capacity and a carbon adsorption plant, beyond what is required in the current mine plan. The decision, among other exploration activities, will also allow the Company to complete modest infill and metallurgical drilling to potentially increase the mine’s mineral reserve estimate, and construct and operate new facilities in the North and South areas of the land package.

The Company is focused on developing two sets of deposits, the Vantage Complex and Yankee pits in the South area, and the Saga and Duke pits in the North area. Developing these deposits may substantially increase the current 1.1 million Au oz. mineral reserve estimate1 at Bald Mountain and extend life of mine.

Tasiast

At Tasiast, the Company resumed normal mining and processing operation in mid-August, following the temporary suspension caused by the expatriate work permit issue. Two major construction contracts regarding earthworks and concrete works have also been awarded for the Phase One expansion project.

In its Q2 2016 results news release, Kinross announced that the Company and the Government of Mauritania resolved the expatriate work permit issue as part of reaching a mutually acceptable "Mauritanization" plan to increase the number of local workers who have the necessary skills and experience to work at Tasiast, a requirement under Mauritanian law. As well, labour negotiations respecting the Company's collective labour agreement at Tasiast are expected to recommence in the next two weeks.

Maricunga

At Maricunga, the Company has placed the mine into suspension. As previously disclosed, due to other capital priorities in its global portfolio, the Company decided to suspend mining at Maricunga in Q4 2016.

The suspension was implemented earlier than planned after a judicial decision in Chile concluded that the country’s environmental regulatory authority’s (SMA) revised June 24, 2016 sanction was enforceable. The sanction, among other things, substantially reduced water pumping at Maricunga, which caused the mine to suspend mining and crushing activities and curtail processing at the end of July 2016. The advanced timing of suspension at Maricunga is not expected to affect the Company’s 2016 production and cost guidance.

1 For more information see Kinross’ Annual Mineral Reserve and Resource Statement for the year-end December 31, 2015 in its Annual Information Form dated March 30, 2016, available under the Company’s profile at www.sedar.com or on the Company’s website www.kinross.com.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross continues to vigorously oppose the SMA’s unprecedented actions and has various appeals pending with Chile’s Environmental Tribunal. The Company disagrees with the original resolution on which the subsequent SMA orders are based, as it is technically and legally flawed and relies on contested scientific findings. Kinross is committed to responsible environmental management and has taken numerous measures and performed various studies over the years to understand the causes of the current situation and mitigate impacts of its water use. The Atacama Region, where Maricunga is located, has also suffered from a protracted drought for many years, resulting in a drop in groundwater levels across the region that is unrelated to the mine’s operations.

As a result of the suspension, the Company is reducing its mining and crushing workforce at Maricunga by approximately 300 employees. Kinross will continue to explore further permitting efforts and review the operation and its mineral resource model to consider possible options for re-starting mining. The Company continues to advance permitting efforts at the nearby La Coipa project with exploration work also continuing this year.

At December 31, 2015, the Maricunga mine had estimated proven and probable mineral reserves of 1.042 million ounces, estimated measured and indicated mineral resources of 4.275 million ounces and estimated inferred mineral resources of 1.053 million ounces1. The mineral reserve estimates were prepared using a $1,200 per ounce gold price, and the mineral resource estimates were prepared using a $1,400 per ounce gold price.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include various statements under the headings "Maricunga" and "Bald Mountain", and include, without limitation, statements with respect to: our expectations regarding production and cost guidance, as well as references to mineral reserve and mineral resource estimates (including increases of such estimates), mine life (including extensions of mine life), permitting efforts, future growth, potential expansion, exploration activities, construction and operation of new facilities, developing deposits and “Mauritanization” plan. The words “anticipate”, “contemplating”, "develop", "estimate", "expect", "exploration", “flexibility”, "focus", “future”, "model", "option", “pending”, "plan", "potential" and "priorities", and statements that certain actions, events or results will affect, or will occur or result, and similar such expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the "Risk Analysis" section of our full year 2015 and Q2, 2016 management's discussion and analysis, and the "Risk Factors" section of our 2016 Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or its applicable subsidiary(ies).

The technical information about the Company's mineral properties contained in this news release (other than exploration activities) has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101 ("NI 43-101"). The technical information about the Company's exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a "qualified person" within the meaning of NI 43-101.

p. 3 Kinross announces operational updates at Bald Mountain, Tasiast and Maricunga	www.kinross.com